September 8, 2009

Via EDGAR and Fax

Daniel Morris
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Norfolk Southern Corporation Registration Statement
on Form S-4 (File No. 333-158238)

Dear Mr. Morris:

We are writing on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), in response to the letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated August 4, 2009 (the "Comment Letter") relating to Amendment No. 3 to the subject Registration Statement on Form S-4 (the "Form S-4") and the prospectus forming a part thereof (the "Prospectus").  The Company has considered your comments and authorized us to make on its behalf the response and changes to the Form S-4 exhibits described below.  These changes are reflected in Amendment No. 4 to the Form S-4 filed today on EDGAR ("Amendment No. 4") that has been marked to show the Company's responses to your comments.

Set forth below are the Company's responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Form S-4

Exhibit 5.1

1.
We note your response to prior comment 6. However, your definition of "Opined on Law" contains qualifying language that is inappropriate under federal securities laws. Accordingly, please remove the statement that your opinion is limited to laws "normally applicable to transactions of the type governed or contemplated by the Exchange Offer, the Indenture and the Exchange Notes."  Furthermore, your reference to "judicial or regulatory orders or decrees..." should be removed as it is unclear whether, and how, this language is intended to modify the scope of the opinion provided. The sixth paragraph of your opinion should clearly state, without qualification, that you are opining on the laws of the Commonwealth of Virginia, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws.

Response:          In response to the Staff's comment, attached is a revised Exhibit 5.1 opinion.

Exhibit 5.2

2.
We note your response to prior comment 8.  However, your definition of "Opined on Law" contains qualifying language that is inappropriate under federal securities laws. Accordingly, please remove the statement that your opinion is limited to laws "normally applicable to transactions of the type governed or contemplated by the Exchange Offer, the Indenture and the Exchange Notes." Furthermore, your reference to "judicial or regulatory orders or decrees..." should be removed as it is unclear whether, and how, this language is intended to modify the scope of the opinion provided. The sixth paragraph of your opinion should clearly state, without qualification, that you are opining on the laws of the State of New York, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws.

Response:          In response to the Staff's comment, attached is a revised Exhibit 5.2 opinion.

**********

We believe that the above responses adequately respond to the concerns raised in your comment letter.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3574.

Sincerely yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:           David Shelton, Norfolk Southern Corporation

3